Exhibit 99.1

UNDERWRITING AGREEMENT

February 26, 2021

NexGen Energy Ltd.

Suite 3150, 1021 West Hastings Street

Vancouver, British Columbia

V6E 0C3

Attention: Leigh	Curyer
Chief	Executive Officer

Dear Mr. Curyer:

BMO Nesbitt Burns Inc. (“BMO”) and Canaccord Genuity Corp. (“Canaccord”) (together, the Lead Underwriters) and Eight Capital, Raymond James Ltd., TD Securities Inc., Cormark Securities Inc., Haywood Securities Inc., Sprott Capital Partners LP, and PI Financial Corp. (together, with the Lead Underwriters, the “Underwriters” and each individually an “Underwriter”) hereby severally, and not jointly nor jointly and severally, offer to purchase from NexGen Energy Ltd. (the “Corporation”) in the respective percentages set forth in Section 21 hereof, and the Corporation hereby agrees to issue and sell to the Underwriters, upon and subject to the terms hereof, an aggregate of 33,400,000 common shares of the Corporation (the “Firm Shares”) on an underwritten basis at a price of $4.50 per Firm Share (the “Offering Price”) for an aggregate purchase price of $150,300,000.

Upon and subject to the terms and conditions contained herein, the Corporation hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase severally, and not jointly nor jointly and severally, in the respective percentages set forth in Section 21 hereof, up to an additional 5,010,000 common shares of the Corporation (the “Additional Shares”) at a price of $4.50 per Additional Share for the purposes of covering over-allotments and for market stabilization purposes. The Over-Allotment Option may be exercised in accordance with Section 15 hereof. The Firm Shares and the Additional Shares are collectively referred to herein as the “Offered Shares”.

The Corporation has filed under and as required by Canadian Securities Laws (as hereinafter defined) a preliminary short form prospectus with each of the Canadian Securities Commissions (as hereinafter defined) relating to the distribution of the Offered Shares (such short form prospectus, including the Documents Incorporated by Reference (as hereinafter defined), the “Initial Canadian Preliminary Prospectus”) and has obtained a Dual Prospectus Receipt (as hereinafter defined) therefor. In addition, the Corporation has filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (File No. 333-253512) registering the distribution of the Offered Shares under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and the rules and regulations of the SEC thereunder, including the Initial Canadian Preliminary Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (such registration statement, including the exhibits and any schedules thereto, the Documents Incorporated by Reference and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein, the “Initial Registration Statement”).

The Corporation shall, on February 26, 2021 and on a basis acceptable to the Underwriters, acting reasonably, prepare and file under and as required by Canadian Securities Laws with each of the Canadian Securities Commissions an amended and restated Initial Canadian Preliminary Prospectus (such short form prospectus, including the Documents Incorporated by Reference, the “Amended and Restated Canadian Preliminary Prospectus”) and all other required documents and obtain a Dual Prospectus Receipt therefor no later than 5:00 p.m. (Vancouver time) on February 26, 2021 . The Corporation shall also, immediately after the filing of the Amended and Restated Canadian Preliminary Prospectus and on a basis acceptable to the Underwriters, acting reasonably, prepare and file with the SEC a pre-effective amendment to the Initial Registration Statement, including the Amended and Restated Canadian Preliminary Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (such amended registration statement, including the exhibits and any schedules thereto, the Documents Incorporated by Reference and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein, the “Amendment No. 1 to the Registration Statement”).

The Corporation shall prepare and file forthwith after any comments with respect to the Amended and Restated Canadian Preliminary Prospectus have been received from, and have been resolved with, the Commission (as hereinafter defined), and on a basis acceptable to the Underwriters, acting reasonably, and on the terms set out below, under and as required by Canadian Securities Laws with each of the Canadian Securities Commissions a (final) short form prospectus (such short form prospectus, including the Documents Incorporated by Reference, the “Canadian Final Prospectus”, and collectively with the Initial Canadian Prospectus and Amended and Restated Canadian Prospectus, the “Prospectuses”) and all other required documents, including any document incorporated by reference therein that has not previously been filed, in order to qualify for distribution to the public the Offered Shares in each of the provinces of Canada other than the Province of Quebec (the “Qualifying Jurisdictions”) through the Underwriters or any other investment dealer or broker registered to transact such business in the applicable Qualifying Jurisdictions contracting with the Underwriters and obtain a Dual Prospectus Receipt therefor no later than March 5, 2021. The Corporation shall also, immediately after the filing of the Canadian Final Prospectus and on a basis acceptable to the Underwriters, acting reasonably, file with the SEC a pre-effective amendment to the Initial Registration Statement, including the Canadian Final Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (such amended registration statement, including the exhibits and any schedules thereto, the Documents Incorporated by Reference and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein, the “Amendment No. 2 to the Registration Statement”) and cause the Amendment No. 2 to the Registration Statement to become effective under the U.S. Securities Act unless it becomes effective automatically upon filing (Amendment No. 2 to the Registration Statement, as amended at the time it becomes effective, including the exhibits and any schedules thereto, the Documents Incorporated by Reference and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein, the “Registration Statement”).

The Corporation has also prepared and filed with the SEC an appointment of agent for service of process upon the Corporation on Form F-X (the “Form F-X”) in conjunction with the filing of the Initial Registration Statement.

The Corporation and the Underwriters agree that (i) any offers or sales of the Offered Shares in Qualifying Jurisdictions will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered in compliance with applicable Canadian Securities Laws; and (ii) any offers or sales of the Offered Shares in the United States will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered as a broker-dealer in compliance with applicable U.S. Securities Laws (as hereinafter defined) and the requirements of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

In consideration of the agreement on the part of the Underwriters to purchase the Offered Shares and in consideration of the services rendered and to be rendered by the Underwriters hereunder, the Corporation agrees to pay to the Lead Underwriters on behalf of the Underwriters, at the Closing Time (as hereinafter defined), and at the Option Closing Time (as hereinafter defined), if any, a cash fee equal to 5.0% of the aggregate gross proceeds of the sale of the Firm Shares or the Additional Shares, as applicable (the “Underwriting Fee”), the payment of such fee to be reflected by the Underwriters making payment of the gross proceeds of the sale of the Firm Shares or the Additional Shares, as the case may be, to the Corporation less the amount of the Underwriting Fee.

This Agreement shall be subject to the following terms and conditions:

TERMS AND CONDITIONS

Section 1    Interpretation

(1)	Definitions

Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

“Additional Shares” has the meaning given to it in the second paragraph of this Agreement;

“affiliate” has the meaning given to it in the Business Corporations Act (British Columbia);

“Agreement” means the agreement resulting from the acceptance by the Corporation of the offer made by the Underwriters by this letter;

“Agreements and Instruments” has the meaning given to it in Section 7(42);

“AIF” means the Corporation’s annual information form for the fiscal year ended December 31, 2019;

“Amended and Restated Canadian Preliminary Prospectus” has the meaning given to it in the fourth paragraph of this Agreement;

“Amendment No. 1 to the Registration Statement” has the meaning given to it in the fourth paragraph of this Agreement;

“Amendment No. 2 to the Registration Statement” has the meaning given to it in the fifth paragraph of this Agreement;

“Applicable Securities Laws” means the Canadian Securities Laws and the U.S. Securities Laws;

“Business Day” means any day, other than a Saturday or Sunday, on which banks are open for business in Vancouver, British Columbia and New York, New York;

“Canadian Final Prospectus” has the meaning given to it in the fifth paragraph of this Agreement;

“Canadian Offering Documents” means each of the Canadian Preliminary Prospectus, the Canadian Final Prospectus, any Canadian Prospectus Amendment, including the Documents Incorporated by Reference and any Marketing Documents;

“Canadian Preliminary Prospectus” means the Initial Canadian Preliminary Prospectus, including the Documents Incorporated by Reference and, subsequent to the filing of the Amended and Restated Canadian Preliminary Prospectus, references to the “Canadian Preliminary Prospectus” shall mean the Initial Canadian Preliminary Prospectus, as amended by the Amended and Restated Canadian Preliminary Prospectus, including the Documents Incorporated by Reference;

“Canadian Prospectus Amendment” means any amendment to the Canadian Preliminary Prospectus or the Canadian Final Prospectus, including the Documents Incorporated by Reference;

“Canadian Securities Commissions” means the securities regulatory authorities in each of the Qualifying Jurisdictions;

“Canadian Securities Laws” means all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and rulings of the securities regulatory authorities in the Qualifying Jurisdictions;

“CDS” means CDS Clearing and Depository Services Inc.;

“CFPOA” has the meaning given to it in Section 7(46);

“Closing Date” has the meaning given to it in Section 13;

“Closing Time” has the meaning given to it in Section 13;

“Commission” means the British Columbia Securities Commission;

“Common Shares” means the common shares in the capital of the Corporation;

“Consents” has the meaning give to it in Section 7(15);

“Corporation” has the meaning given to it in the first paragraph of this Agreement;

“COVID-19 Pandemic” means the pandemic resulting from the novel coronavirus disease (COVID-19) or any variants thereof;

“Distribution” means “distribution” or “distribution to the public” as those terms are defined in the Applicable Securities Laws in Canada;

“Documents Incorporated by Reference” means all interim and annual financial statements, management’s discussion and analysis, business acquisition reports, management information circulars, annual information forms, material change reports, Marketing Documents and other documents that are or are required by Applicable Securities Laws to be incorporated by reference into the Offering Documents, as applicable;

“Dual Prospectus Receipt” means the receipt issued by the Commission, which is deemed to also be a receipt of the other Canadian Securities Commissions and evidence of the receipt of the Ontario Securities Commission pursuant to Multilateral Instrument 11-102 — Passport System and National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions, for the Canadian Preliminary Prospectus, the Amended and Restated Canadian Preliminary Prospectus, the Canadian Final Prospectus and any Canadian Prospectus Amendment, as the case may be;

“Effective Time” means the time the Registration Statement is declared or becomes effective;

“Environmental Laws” has the meaning given to it in Section 7(30);

“FCPA” has the meaning given to it in Section 7(46);

“Financial Statements” means the annual financial statements of the Corporation included in the Documents Incorporated by Reference, including the notes to such statements and the related auditors’ report on such statements;

“Firm Shares” has the meaning given to it in the first paragraph of this Agreement;

“Form F-X” has the meaning given to it in the sixth paragraph of this Agreement;

“Governmental Authority” means and includes, without limitation, any national or federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“Governmental Licenses” has the meaning given to it in Section 7(34);

“Hazardous Materials” has the meaning given to it in Section 7(30);

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, as the same may be amended or supplemented from time to time;

“Indemnified Party” has the meaning given to it in Section 8(1);

“Initial Canadian Preliminary Prospectus” has the meaning given to it in the third paragraph of this Agreement;

“Initial Registration Statement” has the meaning given to it in the third paragraph of this Agreement;

“Issuer Free Writing Prospectus” means an “issuer free writing prospectus” as defined in Rule 433 under the U.S. Securities Act relating to the Offered Shares that (i) is required to be filed with the SEC by the Corporation, (ii) is a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) under the U.S. Securities Act whether or not required to be filed with the SEC or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) under the U.S. Securities Act because it contains a description of the Offered Shares or of the Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Corporation’s records pursuant to Rule 433(g) under the U.S. Securities Act;

“Marketing Documents” means the marketing materials approved in accordance with Section 3(2);

“marketing materials” has the meaning given to it in NI 41-101;

“Material Adverse Effect” means any event, change, fact or state of being which could reasonably be expected to have a material and adverse effect on the business, affairs, capital, operation, permits, contractual arrangements, assets, management, condition (financial or otherwise), business prospects, financial position, shareholders’ equity, results of operations, liabilities (absolute, accrued, contingent or otherwise) or properties of the Corporation and its consolidated interest in the Subsidiaries, taken as a whole, or the ability of the Corporation to consummate the transactions contemplated by this Agreement or any fact, event, or change that would result in any Offering Document containing a misrepresentation;

“material change” means a material change in or relating to the Corporation for the purposes of Applicable Securities Laws in Canada or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a change in or relating to the business, operations or capital of the Corporation and its subsidiaries taken as a whole that would reasonably be expected to have a significant effect on the market price or value of any securities of the Corporation and includes a decision to implement such a change made by the board of directors of the Corporation or by senior management who believe that confirmation of the decision by the board of directors of the Corporation is probable;

“Material Contracts” has the meaning given to it in Section 7(36);

“Material Entities” means, NXE Energy SW1 Ltd., NXE Energy SW3 Ltd. and NXE Energy Royalty Ltd. and “Material Entity” means any one of them;

“material fact” means a material fact for the purposes of Applicable Securities Laws in Canada or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a fact that would reasonably be expected to have a significant effect on the market price or value of any securities of the Corporation;

“Material Properties” mean Rook I uranium project - Saskatchewan, Canada;

“Mining Laws” has the meaning given to it in Section 7(47);

“misrepresentation” means a misrepresentation for the purposes of the Applicable Securities Laws of an Offering Jurisdiction or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

“Money Laundering Laws” has the meaning given to it in Section 7(47);

“NI 43-101” means National Instrument 43-101 – Standards for Disclosure for Mineral Projects;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NYSE” means the NYSE American stock exchange;

“Offered Shares” has the meaning given to it in the second paragraph of this Agreement;

“Offering” means the sale of Offered Shares pursuant to this Agreement;

“Offering Documents” means the Canadian Offering Documents and the U.S. Offering Documents;

“Offering Jurisdictions” means the United States and the Qualifying Jurisdictions;

“Offering Price” has the meaning given to it in the first paragraph of this Agreement;

“Option Closing Date” has the meaning given to it in Section 15(1);

“Option Closing Time” has the meaning given to it in Section 15(1);

“Over-Allotment Option” has the meaning given to it in the second paragraph of this Agreement;

“Purchasers” means, collectively, each of the purchasers of the Offered Shares arranged by the Underwriters pursuant to the Offering;

“Prospectuses” has the meaning given to it in the fifth paragraph of this Agreement;

“Qualifying Jurisdictions” has the meaning given to it in the fifth paragraph of this Agreement;

“Registration Statement” has the meaning given to it in the fifth paragraph of this Agreement;

“Repayment Event” has the meaning given to it in Section 7(42);

“Sanctioned Country” has the meaning given to it in Section 7(48);

“SEC” has the meaning given to it in the third paragraph of this Agreement;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Selling Firm” has the meaning given to it in Section 2(1);

“Subsidiaries” means all of the Material Entities and IsoEnergy Ltd., and “Subsidiary” means any one of them;

“Supplementary Material” means, collectively, any amendment to the Offering Documents and any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under Applicable Securities Laws relating to the Offering and/or the distribution of the Offered Shares;

“template version” has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

“TSX” means the Toronto Stock Exchange;

“Underwriters” has the meaning given to it in the first paragraph of this Agreement;

“Underwriting Fee” has the meaning given to it in the eighth paragraph of this Agreement;

“Underwriters’ Expenses” has the meaning given to it in Section 16;

“U.S. Amended Prospectus” means a prospectus included in any U.S. Registration Statement Amendment;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Final Prospectus” means the Canadian Final Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, included in the Registration Statement at the time it becomes effective, including the Documents Incorporated by Reference;

“U.S. Offering Documents” means the Initial Registration Statement, the Amendment No. 1 to the Registration Statement, the Amendment No. 2 to the Registration Statement, the Registration Statement, any U.S. Registration Statement Amendment, the U.S. Preliminary Prospectus, the U.S. Final Prospectus and any U.S. Amended Prospectus;

“U.S. Preliminary Prospectus” means the Canadian Preliminary Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, included in the Initial Registration Statement as amended at such time, including the Documents Incorporated by Reference therein;

“U.S. Registration Statement Amendment” means any amendment to Amendment No. 1 to the Registration statement (other than Amendment No. 2 to the Registration Statement) and any post-effective amendment to the Registration Statement filed with the SEC during the distribution of the Offered Shares;

“U.S. Securities Act” has the meaning given to it in the third paragraph of this Agreement;

“U.S. Securities Laws” means all applicable United States securities laws, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder; and

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

(2)	Capitalized terms used but not defined herein have the meanings ascribed to them in the Canadian Preliminary Prospectus.

(3)	Any reference in this Agreement to a Section or Subsection shall refer to a section or subsection of this Agreement.

(4)

All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(5)	Any reference in this Agreement to “US$” or to “dollars” shall refer to the lawful currency of the United States, unless otherwise specified.

(6)	The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” – Material Entities

Schedule “B” – Matters to be Addressed in the Corporation’s Canadian Counsel Opinion

Schedule “C” – Matters to be Addressed in the Corporation’s U.S. Counsel Opinion

Schedule “D” – Form of Lock-Up Agreement

Section 2    Distribution of the Offered Shares

(1)

Each Underwriter shall be permitted to appoint additional investment dealers or brokers (each, a “Selling Firm”) as its agents in the Offering and each such Underwriter may determine the remuneration payable to such Selling Firm. The Underwriters may offer the Offered Shares, directly and through Selling Firms or any affiliate of an Underwriter, in the Offering Jurisdictions for sale to the public only in accordance with Applicable Securities Laws and in any jurisdiction outside of the Offering Jurisdictions (subject to Section 6 hereof) to purchasers permitted to purchase the Offered Shares only in accordance with Applicable Securities Laws and applicable securities laws in such jurisdiction, and upon the terms and conditions set forth in the Offering Documents and in this Agreement. Each Underwriter shall require any Selling Firm appointed by such Underwriter to agree to the foregoing and such Underwriter shall be severally responsible for the compliance by such Selling Firm with the provisions of this Agreement.

(2)

For purposes of this Section 2, the Underwriters shall be entitled to assume that the Offered Shares are qualified for Distribution in any Qualifying Jurisdiction where a Dual Prospectus Receipt shall have been obtained following the filing of the Canadian Final Prospectus, unless otherwise notified in writing by the Corporation.

(3)

The Underwriters shall promptly notify the Corporation when, in their opinion, the Distribution of the Offered Shares has ceased and will provide to the Corporation, as soon as practicable thereafter, a breakdown of the number of Offered Shares distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Commissions and, if applicable, in the United States.

(4)

The Underwriters shall not, in connection with the services provided hereunder, make any representations or warranties with respect to the Corporation or its securities, other than as set out in the Offering Documents or in any Issuer Free Writing Prospectus.

(5)

Notwithstanding the foregoing provisions of this Section 2, no Underwriter will be liable to the Corporation under this Section 2 with respect to a default by another Underwriter or another Underwriter’s duly registered broker-dealer affiliate in the United States or any Selling Firm, as the case may be.

(6)

The Underwriters acknowledge that the Corporation is not taking any steps to qualify the Shares for Distribution or register the Offered Shares or the Distribution thereof with any securities authority outside of the Offering Jurisdictions.

(7)

The Corporation agrees that the Underwriters are acting severally and not jointly (or jointly and severally) in performing their respective obligations under this Agreement and that no Underwriter shall be liable for any act, omission or conduct by any other Underwriter.

Section 3    Preparation of Prospectus; Marketing Materials; Due Diligence

(1)

During the period of the Distribution of the Offered Shares, the Corporation shall co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of, and allow the Underwriters to approve the form and content of, the Offering Documents and any Issuer Free Writing Prospectus and shall allow the Underwriters to conduct all “due diligence” investigations which the Underwriters may reasonably require to fulfil the Underwriters’ obligations under Applicable Securities Laws as underwriters and, in the case of the Canadian Preliminary Prospectus, the Amended and Restated Canadian Preliminary Prospectus, the Canadian Final Prospectus and any Canadian Prospectus Amendment, to enable the Underwriters responsibly to execute any certificate required to be executed by the Underwriters.

(2)	Without limiting the generality of clause (1) above, during the distribution of the Offered Shares:

(a)

subject to Section 7(55), the Corporation shall prepare, in consultation with the Underwriters, and shall approve in writing, prior to the time that any such marketing materials are provided to potential Purchasers, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential Purchasers, and such marketing materials shall comply with Applicable Securities Laws and shall be acceptable in form and substance to the Underwriters and their counsel, acting reasonably;

(b)	the Underwriters shall approve a template version of any such marketing materials in writing prior to the time that such marketing materials are provided to potential Purchasers;

(c)

the Corporation shall file a template version of any such marketing materials on SEDAR as soon as reasonably practical after such marketing materials are so approved in writing by the Corporation and the Underwriters and in any event on or before the day the marketing materials are first provided to any potential Purchaser, and any comparables shall be removed from the template version in accordance with NI 44-101 prior to filing such on SEDAR (provided that if any such comparables are removed, the Corporation shall deliver a complete template version of any such marketing materials to the Commission), and the Corporation shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing; and

(d)

following the approvals and filings set forth in Sections 3(2)(a) to (c) above, the Underwriters may provide a limited use version of such marketing materials to potential Purchasers in accordance with Applicable Securities Laws.

(3)

The Corporation and each Underwriter, on a several basis, covenants and agrees not to provide any potential Purchaser with any marketing materials except for marketing materials which have been approved as contemplated in Section 3(2).

Section 4    Material Changes

(1)

During the period from the date of this Agreement to the completion of the Distribution of the Offered Shares, the Corporation covenants and agrees with the Underwriters that it shall promptly notify the Underwriters in writing of:

(a)

any material change (actual, anticipated, contemplated or threatened) in or relating to the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation and its Subsidiaries taken as a whole;

(b)

any material fact which has arisen or been discovered and would have been required to have been stated in any of the Offering Documents or any Issuer Free Writing Prospectus had the fact arisen or been discovered on or prior to the date of such document;

(c)

any change in any material fact (which for purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Canadian Offering Documents, as they exist immediately prior to such change, which fact or change is, or may reasonably be expected to be, of such a nature as to render any statement in such Canadian Offering Documents, as they exist taken together in their entirety immediately prior to such change, misleading or untrue in any material respect or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, containing a misrepresentation or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, not complying with the laws of any Qualifying Jurisdiction in which the Offered Shares are to be offered for sale or which change would reasonably be expected to have a significant effect on the market price or value of any securities of the Corporation; or

(d)

the occurrence of any event as a result of which (i) the Initial Registration Statement, the Amendment No. 1 to the Registration Statement, the Amendment No. 2 to the Registration Statement, the Registration Statement or any U.S. Registration Statement Amendment, in each case as amended immediately prior to such occurrence, would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) the U.S. Preliminary Prospectus, the U.S. Final Prospectus, any U.S. Amended Prospectus or any Issuer Free Writing Prospectus, in each case as then amended or supplemented, would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading.

(2)

The Underwriters agree, and will require each Selling Firm to agree, to cease the Distribution of the Offered Shares upon the Underwriter receiving written notification of any change or material fact with respect to any Offering Document contemplated by this Section 4 and to not recommence the Distribution of the Offered Shares until Supplementary Materials disclosing such change are filed in such Offering Jurisdiction.

(3)

The Corporation shall, to the reasonable satisfaction of the Underwriters’ counsel, promptly comply with all applicable filing and other requirements under Applicable Securities Laws whether as a result of such change, material fact or otherwise; provided that the Corporation shall not file any Supplemental Material or other document without first providing the Underwriters with a copy of such Supplemental Material or other document and consulting with the Underwriters with respect to the form and content thereof.

(4)

If during the Distribution of the Offered Shares there is any change in any Applicable Securities Laws, which, in the reasonable opinion of the Underwriters, results in a requirement to file a Canadian Prospectus Amendment or U.S. Registration Statement Amendment, the Corporation shall, to the reasonable satisfaction of the Underwriters’ counsel and subject to the proviso in clause (2) above, make any such filing under Applicable Securities Laws as soon as possible.

(5)

The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 4.

Section 5    Deliveries to the Underwriters

(1)	The Corporation shall deliver or cause to be delivered to the Underwriters, forthwith:

(a)

copies of the Initial Canadian Preliminary Prospectus, the Amended and Restated Canadian Preliminary Prospectus, the Canadian Final Prospectus and any Marketing Documents duly signed as required by the laws of all of the Qualifying Jurisdictions;

(b)

copies of the Initial Registration Statement, the Amendment No. 1 to the Initial Registration Statement and the Amendment No. 2 to the Initial Registration Statement, in each case signed as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to any such registration statement;

(c)	copies of any Canadian Prospectus Amendment required to be filed under Section 4 hereof duly signed as required by the laws of all of the Qualifying Jurisdictions; and

(d)

any U.S. Registration Statement Amendment required to be filed under Section 4 hereof, signed as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to the U.S. Registration Statement Amendment.

(2)

The Corporation shall forthwith cause to be delivered to the Underwriters in such cities in the Offering Jurisdictions as they may reasonably request, without charge, such numbers of commercial copies of the Canadian Preliminary Prospectus, Canadian Final Prospectus and any Marketing Documents and the U.S. Preliminary Prospectus and U.S. Final Prospectus, excluding in each case the Documents Incorporated by Reference, as the Underwriters shall reasonably require. The Corporation shall similarly cause to be delivered to the Underwriters commercial copies of any Canadian Prospectus Amendment or U.S. Amended Prospectus, excluding in each case the Documents Incorporated by Reference. The Corporation agrees that such deliveries shall be effected as soon as possible and, in any event, (i) in Vancouver not later than 12:00 noon P.S.T. on March 8, 2021, and in all other cities by 12:00 noon local time, on the next Business Day, with respect to the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus, and (ii) in Vancouver with respect to the Canadian Final Prospectus, the U.S. Final Prospectus, any Marketing Documents, any Canadian Prospectus Amendment and any U.S. Amended Prospectus by 12:00 noon P.S.T. on the next Business Day following the delivery by the Commission of the Dual Prospectus Receipt for the Canadian Final Prospectus or Canadian Prospectus Amendment, as the case may be, and in all other cities by 12:00 noon local time, on the second Business Day following such Dual Prospectus Receipt, provided that the Underwriters have given the Corporation written instructions as to the number of copies required and the places to which such copies are to be delivered not less than 24 hours prior to the time requested for delivery. Such delivery shall also confirm that the Corporation consents to the use by the Underwriters and Selling Firms of the Offering Documents in connection with the Distribution of the Offered Shares in compliance with the provisions of this Agreement.

(3)

By the act of having delivered the Offering Documents to the Underwriters, the Corporation shall have represented and warranted to the Underwriters that all information and statements (except information and statements relating solely to the Underwriters) contained in such documents, at the respective dates of initial delivery thereof, comply with the Applicable Securities Laws and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offering as required by the Applicable Securities Laws.

(4)

The Corporation shall also deliver or cause to be delivered to the Underwriters, concurrently with the filing of the Canadian Final Prospectus with the Commission, a “long form” comfort letter of KPMG LLP, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Corporation, with respect to certain financial and accounting information relating to the Corporation and its Subsidiaries and affiliates contained in the Offering Documents, which letter shall be in addition to the auditors’ report incorporated by reference in the Canadian Final Prospectus and the U.S. Final Prospectus.

Section 6    Regulatory Approvals

The Corporation will make all necessary filings, obtain all necessary consents and approvals (if any) required to be made or obtained by it, and pay all filing fees required to be paid by it in connection with the transactions contemplated by this Agreement. The Corporation will qualify the Offered Shares for offering and sale under the Applicable Securities Laws of the Offering Jurisdictions and in such other jurisdictions as the Underwriters may designate and maintain such qualifications in effect for so long as required for the Distribution of the Offered Shares; provided, however, that (i) the Corporation shall not be obligated to make any material filing, file any prospectus, registration statement or similar document, consent to service of process, or qualify as a foreign corporation or as a dealer in securities in any of such other jurisdictions, or subject itself to taxation in respect of doing business in any of such other jurisdictions in which it is not otherwise so subject, or become subject to any additional periodic reporting or continuous disclosure obligations in such other jurisdictions, and (ii) the Underwriters and the Selling Firms shall comply with the applicable laws in any such designated jurisdiction in making offers and sales of Offered Shares therein.

Section 7    Representations and Warranties of the Corporation

The Corporation represents and warrants to each of the Underwriters and acknowledges that the Underwriters are relying on such representations and warranties in entering into this Agreement. The representations and warranties of the Corporation contained in this Agreement shall be true as of the date hereof, the Closing Time and Option Closing Time, if applicable, and shall survive the completion of the transactions contemplated under this Agreement and remain in full force and effect thereafter for the benefit of the Underwriters.

(1)

Due Incorporation. The Corporation has been duly incorporated and is validly existing under the laws of British Columbia and has all requisite corporate power and authority to own, lease and operate its properties and assets, to conduct its business as now carried on by it as is or will be described in the Offering Documents, and to enter into, deliver and perform its obligations under this Agreement. The Corporation is duly qualified or authorized to transact business and is in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business.

(2)

Material Subsidiaries. The Material Subsidiaries are the only Subsidiaries that are “significant subsidiaries” of the Corporation within the meaning of Rule 1-02(w) of Regulation S-X under the Act or are otherwise material to the Corporation; no Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Corporation, from making any other distribution on such Subsidiary’s capital stock, from repaying to the Corporation any loans or advances to such Subsidiary from the Corporation or from transferring any of such Subsidiary’s property or assets to the Corporation or any other Subsidiary of the Corporation; all of the issued share capital of or other ownership interests in each Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and (except as otherwise set forth in the Offering Documents) are owned directly or indirectly by the Corporation free and clear of any lien, charge, mortgage, pledge, security interest, claim, or other encumbrance of any kind whatsoever (each, a “Lien”); each Subsidiary has been duly organized and validly exists as a corporation, partnership or limited liability company in good standing under the laws of the jurisdiction of its organization, with full corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Offering Documents; each Subsidiary is duly qualified to do business and is in good standing in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually or in the aggregate) could not reasonably be expected to have a Material Adverse Effect.

(3)

Capitalization. As of the date of this Agreement, the Corporation’s authorized capital is comprised of an unlimited number of common shares and preferred shares, of which 382,346,872 common shares and no preferred shares are issued and outstanding; all of the issued and outstanding share capital of the Corporation, being the Common Shares, have been duly authorized and validly issued and are fully paid and non-assessable, have been issued in compliance with all applicable Canadian, U.S. and other securities laws and were not issued in violation of any pre-emptive right, resale right, right of first refusal or similar right; the Common Shares are duly listed, and admitted and authorized for trading, on the NYSE and the TSX.

(4)

The Shares. When issued in accordance with this Agreement and pursuant to the effective Registration Statement and the Prospectuses, and upon receipt of payment for the Shares, the Shares will have been duly and validly created and issued as fully paid and non-assessable. The Offered Shares, upon issuance, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation.

(5)

Shares Qualified Investments. The Shares are qualified investments under the Income Tax Act (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit-sharing plans, registered education savings plans, tax free savings accounts and registered disability savings plans;

(6)

Transfer Agent and Registrar. Computershare Investor Services Inc. at its principal office in the city of Vancouver, British Columbia is the duly appointed registrar and transfer agent of the Corporation with respect to its Common Shares, and Computershare Trust Company, N.A. at its principal office in Denver, Colorado is the duly appointed U.S. co-transfer agent of the Corporation with respect to its Common Shares.

(7)

Proposed Legislation. The Corporation has no knowledge of any legislation, or proposed legislation published and publicly disseminated by a legislative body, which would materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of the Corporation or any Subsidiary if such legislation or proposed legislation would be enacted, in the form published and publicly disseminated, as of the date hereof.

(8)

Absence of Rights. Except as described in the Offering Documents, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued Common Shares of the Corporation or any other agreement or option, for the issue or allotment of any unissued securities of the Corporation or any other security convertible into or exchangeable for any such Common Shares or to require the Corporation to purchase, redeem or otherwise acquire any of the issued and outstanding securities of the Corporation; except as disclosed in the Offering Documents, no person has any rights to require registration or qualification under the Act or the Canadian Securities Laws of any security in connection with the offer and sale of the Shares contemplated hereby, and any such rights so disclosed have either been fully complied with by the Corporation or effectively waived by the holders thereof.

(9)

Ordinary Course. Since December 31, 2019, other than as disclosed in the Offering Documents: (i) there has not been any material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Corporation and its Subsidiaries; (ii) there has not been any material change in the capital stock or long-term debt of the Corporation; and (iii) the Corporation and its Subsidiaries have carried on their respective business in the ordinary course;

(10)

Continuous Disclosure. The Corporation is in compliance in all material respects with its timely disclosure obligations under the Exchange Act and Canadian Securities Laws and the by-laws, rules and policies of the TSX and NYSE, and the information and statements in the documents incorporated by reference in the Offering Documents were true and correct at the time such documents were filed on SEDAR or EDGAR, as applicable, and did not contain any misrepresentation, as of the respective dates of such information and statements, and the Corporation has not filed any confidential material change reports since December 31, 2019, which remain confidential as at the date hereof;

(11)

Disclosure Controls. The Corporation maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act and Canadian Securities Laws) that comply with the requirements of the Exchange Act and Canadian Securities Laws; such disclosure controls and procedures have been designed to ensure that material information relating to the Corporation is made known to the Corporation’s principal executive officer and principal financial officer by others within those entities; such disclosure controls and procedures have been evaluated by the Corporation’s principal executive officer and principal financial officer as effective, as set out in the Corporation’s most recent annual report on Form 40-F.

(12)

Financial Statements. The consolidated financial statements of the Corporation, including the notes thereto, included or incorporated by reference in the Offering Documents (i) present fairly, in all material respects, the financial position of the Corporation and the statements of loss and comprehensive loss from operations and changes in equity and cash flows of the Corporation for the periods specified in such financial statements; and (ii) have been prepared in accordance with International Financial Reporting Standards as issued by IFRS applied on a consistent basis throughout the periods involved; the other financial and statistical information relating to the Corporation included or incorporated by reference in the Offering Documents, present fairly the information included therein and have been prepared on a basis consistent with that of the financial statements of the Corporation that are included or incorporated by reference in the Offering Documents and the books and records of the Corporation.

(13)	Accounting Policies. There has been no change in accounting policies or practices of the Corporation since December 31, 2019, except as has been disclosed in the Offering Documents;

(14)

Corporate Action. The Corporation has the necessary corporate power and authority to execute and deliver the Offering Documents and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Registration Statement or Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Corporation to authorize the execution and delivery by it of the Offering Documents and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws or with the Commission under the Act, as applicable.

(15)

No Consents Required. No consent, approval, authorization, order, registration, qualification, license, filing and permit of, with and from any judicial, regulatory and other legal or governmental agencies and bodies and any third parties, Canadian, U.S. or foreign (collectively, “Consents”) is required in connection with the distribution of the Shares or the consummation of the transactions as contemplated by this Agreement, other than (i) as may be required under the securities or blue sky laws of the various jurisdictions in which the Shares are being offered, (ii) as have been obtained and are in full force and effect, and (iii) as may be required under the rules of the NYSE and the TSX on or before each Time of Sale and associated Settlement Date.

(16)

Liabilities. The Corporation does not have any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the consolidated financial statements of the Corporation, including the notes thereto, included or incorporated by reference in the Offering Documents or referred to or disclosed in the Offering Documents, other than liabilities, obligations, or indebtedness or commitments incurred in the normal course of business;

(17)

Independent Accountant. KPMG LLP, which has audited the annual consolidated financial statements of the Corporation that are included or incorporated by reference in the Offering Documents, and whose reports appear or are incorporated by reference in the Offering Documents, are independent with respect to the Corporation as required by Canadian Securities Laws and are independent registered public accountants as required by the Act, the Exchange Act and by the rules of the Public Company Accounting Oversight Board.

(18)	No Reportable Event. There has not been any reportable event (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) between the Corporation and its auditors.

(19)	Audit Committee. The audit committee of the Corporation is comprised and operates in accordance with the requirements of National Instrument 52-110 of the Canadian Securities Administrators;

(20)

Internal Control Over Financial Reporting and Internal Accounting Controls. The Corporation and its Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences; management of the Corporation assessed the Corporation’s internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f) and Canadian Securities Laws) as of the end of the Corporation’s most recent fiscal year and concluded that such internal control over financial reporting was effective as of such date and the Corporation is not aware of any material weakness in its internal control over financial reporting (except as otherwise set forth in the Offering Documents).

(21)

No Change in the Corporation’s Internal Control Over Financial Reporting. Since the date of the latest audited consolidated financial statements of the Corporation included or incorporated by reference in the Offering Documents, there has been no change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting (except as otherwise set forth in the Offering Documents).

(22)

Assets. The Corporation and its Subsidiaries have good, valid and marketable title to and have all necessary rights of ownership in respect of all material assets described in the Offering Documents as being owned by the Corporation or its Subsidiaries, free and clear of Liens save and except as otherwise disclosed in the Offering Documents or as imposed by applicable law.

(23)

Machinery and Equipment. All machinery and equipment owned or used by the Corporation in its business has been properly maintained and is in working order for the purposes of ongoing operation, subject to ordinary wear and tear for comparable machinery and equipment.

(24)

Mining Claims. All interests in material mining claims, concessions, exploitation or extraction rights or similar rights (“Mining Claims”) that are held by the Corporation or any of its Subsidiaries are in good standing, are valid, subsisting and enforceable, are free and clear of any material Liens or charges and, other than as set out in the Offering Documents, and other than assessment credits payable to governmental entities, no material commission, royalty, licence fee or similar payment is payable in respect of any of them. Except as set out in the Offering documents, no other property rights are necessary for the conduct of the Corporation’s business as currently carried on as set out in the Offering Documents; and there are no material restrictions on the ability of the Corporation and its Subsidiaries to use, transfer or otherwise exploit any such property rights. The Corporation and its Subsidiaries are the holders of Mining Claims necessary to carry on the activities of the Corporation as currently conducted. Mining Claims held by the Corporation and its Subsidiaries cover the areas required by the Corporation for such purposes.

(25)

Option Agreements. All material option or lease option agreements concerning mining interests to which the Corporation or a Subsidiary is a party or otherwise bound, are in good standing and there are no material Liens registered or outstanding against the interests therein or the property related thereto, except in accordance with such option agreements or as set forth in the Offering Documents; all payment obligations thereunder have been met and, to the knowledge of the Corporation, the title to the property held by the optionholders to which the option agreements relate are good and marketable and held by the titleholders who are parties to the respective option agreements.

(26)

Mining Agreements. Any and all of the agreements and other documents and instruments pursuant to which the Corporation and its Subsidiaries hold the Corporation’s Material Properties are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, neither the Corporation nor any Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments, nor to the knowledge of the Corporation has any such default been alleged and the Material Properties are not subject to any right of first refusal or similar purchase or acquisition rights.

(27)

Compliance with Mining Laws. (i) The Corporation and its Subsidiaries (x) are, and at all prior times were, in compliance with any and all applicable federal, first nations, aboriginal, tribal, state, provincial, municipal, local and foreign laws, rules, regulations, ordinances, codes, requirements, decisions and orders relating to exploration, mining and related activities (collectively, “Mining Laws”), (y) have received and are in compliance, in all material respects, with all permits, licenses, certificates or other authorizations or approvals required of them under applicable Mining Laws to conduct their respective businesses, and (z) have not received notice of any actual or potential liability under or relating to any non-compliance with Mining Laws and have no knowledge of any event or condition that would reasonably be expected to result in any such notice, and (ii) except as described in each of the Offering Documents, (x) there are no proceedings, including but not limited to orders, rights, directives, units or judgments, that are pending, or that are known to be contemplated, against the Corporation or any of its subsidiaries under any Mining Laws in which a governmental entity is also a party, and (y) the Corporation and its subsidiaries are not aware of any non-compliance or potential non-compliance with Mining Laws, or liabilities or other obligations under Mining Laws.

(28)

Mineral Resources and Mineral Reserves. The information relating to estimates by the Corporation of the proven and probable mineral reserves and the measured, indicated and inferred mineral resources associated with its mineral property projects contained in the Offering Documents has been prepared in all material respects in accordance with NI 43-101; the Corporation believes that all of the assumptions underlying such reserve and resource estimates are reasonable and appropriate, and, subject to those assumptions being true and correct, that the projected production and operating results relating to its projects and summarized in the Offering Documents are achievable by the Corporation; the Corporation has filed with the Canadian Qualifying Authorities all technical reports required to be filed by it pursuant to NI 43-101.

(29)

Mining Controls. The Corporation and its subsidiaries apply a quality assurance program and quality control measures (collectively, the “QA/QC”) to provide reasonable assurance regarding the precision and accuracy of its assay data. The Corporation is not aware of any material weaknesses in the QA/QC and maintains security measures that are designed to provide assurance in the Corporation’s and its subsidiaries’ sample preparation, sample dispatches, sample security, sample splitting and reduction, data verification, and testing, assaying and analytical procedures.

(30)

Environmental Laws. Except as disclosed in the Offering Documents or any Issuer Free Writing Prospectus (i) with respect to the Material Properties, the Corporation and its Subsidiaries are not in material violation of any federal, provincial, state, local, municipal or foreign statute, law, rule, regulation, ordinance, code, policy or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, discharge, transport or handling of Hazardous Materials (collectively, “Environmental Laws”); (ii) with respect to the Material Properties, there are no pending or, to the knowledge of the Corporation, threatened, administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Laws against the Corporation or any Subsidiary; (iii) the Corporation and its Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in material compliance with their requirements under such Environmental Laws; and (iv) neither the Corporation nor any Subsidiary is subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment (except for those derived from normal exploration or mining activities) or noncompliance with Environmental Laws.

(31)

Environmental Audits. There are no material environmental audits, evaluations, assessments, studies or tests relating to the Corporation except for ongoing assessments conducted by or on behalf of the Corporation or a Subsidiary in the ordinary course.

(32)

Costs and Liabilities related to Compliance with Environmental Laws. In the ordinary course of its business, the Corporation periodically reviews the effect of Environmental Laws on the business, operations and properties of the Corporation and its Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure or remediation of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties), and on the basis of such review, the Corporation has reasonably concluded that such associated costs and liabilities would not, subject to maintaining adequate reserves for such costs, individually or in the aggregate, have a Material Adverse Effect.

(33)

Indigenous Rights. Except as disclosed in the Offering Documents, there are no material claims with respect to aboriginal, or indigenous rights currently outstanding or, to the knowledge of the Corporation, threatened or pending, with respect to the Material Properties.

(34)

Possession of Licenses and Permits. The Corporation and its Subsidiaries have conducted and are conducting their respective businesses in compliance in all material respects with all applicable law, rules, regulations, tariffs, orders and directives of each jurisdiction in which each carries on business. All material permits, certificates, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies necessary to carry on the business currently carried on, or contemplated to be carried on, by it, are in place and there has been no breach of the material terms and conditions of all such Governmental Licenses. All of the Governmental Licenses are valid and in full force and effect and will remain valid and in full force and effect. No notice of proceedings relating to the revocation, material modification or cancellation or, or intention to revoke, modify or cancel any such Governmental Licenses has been issued or is contemplated, and the Corporation has no reason to believe that any such Government Licenses will not be renewed in the ordinary course.

(35)

Insurance. The Corporation and its Subsidiaries maintain insurance against loss of, or damage to, their assets on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage are in good standing in all respects and not in default or breach, and neither the Corporation nor any Subsidiary has failed to promptly give any notice or present any claim thereunder in a due and timely fashion; there are no material claims by the Corporation or any Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Corporation has no reason to believe that it will be unable to renew its existing insurance as and when such coverage expires or will be able to obtain replacement insurance adequate for the conduct of the business and the value of its properties at a cost that would not have a Material Adverse Effect.

(36)

Material Contracts. All of the material contracts and agreements of the Corporation and its Subsidiaries not made in the ordinary course of business (collectively, the “Material Contracts”) have been disclosed in the Offering Documents and filed in accordance with the Act and Canadian Securities Laws. Neither the Corporation nor any Subsidiary has received notification from any party claiming that the Corporation or a Subsidiary is in breach or default under any Material Contract.

(37)

Voting Agreements. Except as described in the Offering Documents, the Corporation is not party to any agreement, nor is the Corporation aware of any agreement, which in any manner affects the voting control of any of the securities of the Corporation.

(38)

Shareholder Agreements. Except as described in the Offering Documents, neither the Corporation nor, to the knowledge of the Corporation, any of its shareholders is a party to any shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Corporation.

(39)

No Material Adverse Changes. Subsequent to the respective dates as of which information is given in the Offering Documents, except as disclosed in the Offering Documents, (i) the Corporation has not declared or paid any dividends, or made any other distribution of any kind, on or in respect of its share capital, (ii) there has not been any material change in the share capital or long-term or short-term debt of the Corporation and its Subsidiaries taken as a whole, (iii) neither the Corporation nor any Subsidiary has sustained any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labour dispute or any legal or governmental proceeding, in any such case that is material to the Corporation and its Subsidiaries taken as a whole, and (iv) there has not been any material adverse change or any development involving a prospective material adverse change, whether or not arising from transactions in the ordinary course of business, in or affecting the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Corporation and the Subsidiaries, taken as a whole; since the date of the latest balance sheet included, or incorporated by reference, in the Offering Documents, neither the Corporation nor any Subsidiary has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Corporation and the Subsidiaries, taken as a whole, except for liabilities, obligations and transactions which are disclosed in the Offering Documents.

(40)

Outstanding Judgments. There is no outstanding judgment, order, decree, arbitral award or decision of any court or governmental body, including any executive, legislative, judicial, administrative or regulatory body against the Corporation or any Subsidiary, which, either separately or in the aggregate, may result in a Material Adverse Effect.

(41)

Absence of Proceedings. Except as disclosed in the Offering Documents, there is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental body, including any executive, legislative, judicial, administrative or regulatory body, now pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or any Subsidiary, which is required to be disclosed in the Offering Documents. The aggregate of all pending legal or governmental proceedings to which the Corporation or any Subsidiary is a party or of which any of their respective property or assets is subject, which are not described the Offering Documents include only ordinary routine litigation incidental to the business, properties and assets of the Corporation and would not reasonably be expected to result in a Material Adverse Effect.

(42)

Absence of Defaults and Conflicts. This Agreement has been duly authorized, executed and delivered by the Corporation and this Agreement constitutes a valid and binding agreement of the Corporation enforceable against the Corporation in accordance with the terms hereof or thereof, as the case may be, except as the enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally or general equitable principles. The Corporation is not in violation of its articles or notice of articles or other constating documents or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease, license or other agreement or instrument to which the Corporation or a Subsidiary is a party or by which it or any of them may be bound, or to which any of the property or assets of the Corporation is subject (collectively, “Agreements and Instruments”). The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and therein and compliance by the Corporation with its obligations hereunder and thereunder, and the application of the net proceeds from the offering and sale of the Shares to be sold by the Corporation in the manner set forth in the Prospectus under “Use of Proceeds” have been duly authorized by all necessary corporate action, and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any Lien upon any of the assets of the Corporation or any Subsidiary of the Corporation, pursuant to the Agreements and Instruments, nor will such action result in any violation or conflict with the provisions of the articles or notice of articles or other constating documents of the Corporation or any Subsidiary, or any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Corporation or any Subsidiary, or any of its assets, properties or operations. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Corporation. This Agreement conforms in all material respects to the description thereof contained in the Offering Documents.

(43)

Taxes. All tax returns, reports, elections, remittances and payments of the Corporation and each Subsidiary required by applicable law to have been filed or made in any applicable jurisdiction, have been filed or made (as the case may be) and are true, complete and correct in all material respects and all taxes of the Corporation and each Subsidiary have been paid or accrued in the consolidated financial statements of the Corporation, including the notes thereto, included or incorporated by reference in the Offering Documents. To the knowledge of the Corporation, no examination of any tax return of the Corporation or any Subsidiary is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable, by the Corporation or any Subsidiary;

(44)

No Transfer Taxes. There are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Corporation or sale by the Corporation of the Shares.

(45)

No Stamp Duty, Registration or Documentary Taxes. No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province in connection with: (i) the execution and delivery of this Agreement, (ii) the enforcement or admissibility in evidence of this Agreement, (iii) the issuance, sale and delivery to the Agents of the Shares, or (iv) the sale of the Shares through the Agents to U.S. residents.

(46)

Compliance with Anti-Corruption Laws. None of the Corporation, any of its Subsidiaries nor, to the knowledge of the Corporation, any of its directors, officers, agents, employees, affiliates or other person acting on behalf of the Corporation or any of its Subsidiaries, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and the Corporation and its affiliates have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(47)

Compliance with Anti-Money Laundering Laws. None of the Corporation, any Subsidiary nor, any of its employees or agents, has (i) made any unlawful contribution to any candidate for non-United States office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof; the operations of the Corporation and each Subsidiary are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any Subsidiary with respect to the Money Laundering Laws is pending or, to the best knowledge of the Corporation, threatened.

(48)

No Conflicts with Sanctions Laws. Neither the Corporation nor any of its Subsidiaries, nor any director or officer of the Corporation or its Subsidiaries, nor, to the knowledge of the Corporation, any agent, employee or representative of the Corporation or its Subsidiaries, affiliate or other person associated with or acting on behalf of the Corporation or its Subsidiaries is currently the subject or target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority (collectively, “Sanctions”), nor is the Corporation or any of its Subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Cuba, Iran, North Korea, the Crimean region, and Syria (each, a “Sanctioned Country”); and the Corporation will not directly or indirectly use the proceeds of the offering of the Shares hereunder, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country; or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions. The Corporation and its Subsidiaries have not, for the past five years, knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(49)

No Acquisition or Disposition. Neither the Corporation nor any Subsidiary completed any “significant acquisition”, “significant disposition” nor is it proposing any “probable acquisitions” (as such terms are defined in National Instrument 51-102 of the Canadian Securities Administrators) that would require the inclusion of any additional financial statements or pro forma financial statements in the Offering Documents pursuant to Canadian Securities Laws.

(50)

No Loans. Other than as set out in the Offering Documents, neither the Corporation nor any Subsidiary is party to any loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or any agreement, contract or commitment to create, assume or issue any debt instrument, other than those which would not be disclosable in the financial statements of the Corporation.

(51)

Directors and Officers. To the knowledge of the Corporation, none of the directors or officers of the Corporation are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

(52)

U.S. Status. The Corporation meets the general eligibility requirements for the use of Form F-10 under the U.S. Securities Act; and at the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Corporation or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the U.S. Securities Act) of the Offered Shares and at the date hereof, the Corporation was not and is not an “ineligible issuer”, as defined in Rule 405 under the U.S. Securities Act;

(53)

Canadian Offering Documents. The Canadian Preliminary Prospectus complied, as of the time of filing thereof, and all other Canadian Offering Documents as of the time of filing thereof will comply, in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Preliminary Prospectus, as of the time of filing thereof, did not, and all other Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time and the Option Closing Time, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Preliminary Prospectus, as of the time of filing thereof, constituted, and all other Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time and the Option Closing Time, as the case may be, will constitute, full, true and plain disclosure of all material facts relating to the Offered Shares and to the Corporation; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Canadian Offering Document in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter specifically for use therein;

(54)

U.S. Offering Documents. As of the applicable effective date of the Registration Statement and any post-effective amendment thereto, the Registration Statement and any such post-effective amendment thereto will comply as to form in all material respects with the U.S. Securities Act and the applicable rules and regulations of the SEC, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; the U.S. Preliminary Prospectus complied as to form, as of the time of filing thereof, and the U.S. Final Prospectus and any U.S. Amended Prospectus, as of the time of filing thereof, will comply, in all material respects with the applicable requirements of U.S. Securities Laws; the U.S. Preliminary Prospectus, as of the time of filing thereof, did not, and the U.S. Final Prospectus and any U.S. Amended Prospectus, as of the time of filing thereof and as of the Closing Date and the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any U.S. Offering Document in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter specifically for use therein;

(55)

Testing-the Waters Communications. (a) The Corporation (a) has not alone engaged in any Testing-the-Waters Communication other than Testing-the-Waters Communications with the consent of the Underwriters with entities that are qualified institutional buyers within the meaning of Rule 144A under the U.S. Securities Act or institutions that are accredited investors within the meaning of Rule 501 under the U.S. Securities Act and (b) has not authorized anyone other than the Underwriters to engage in Testing-the-Waters Communications. “Testing-the-Waters Communication” means any oral or written communication with potential investors undertaken in reliance on Rule 163B under the U.S. Securities Act. The Corporation reconfirms that the Underwriters have been authorized to act on its behalf in undertaking Testing-the-Waters Communications. The Corporation has not distributed any Written Testing-the-Waters Communications. “Written Testing-the-Waters Communication” means any Testing-the-Waters Communication that is a written communication within the meaning of Rule 405 under the U.S. Securities Act.

(56)

Issuer Free Writing Prospectuses. The Corporation (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, used, authorized, approved or referred to and will not prepare, use, authorize, approve or refer to any Issuer Free Writing Prospectus or Written Testing-the-Waters Communication, except in accordance with Section 3 hereof. Each such Issuer Free Writing Prospectus complied in all material respects with the applicable U.S. Securities Laws, has been or will be (within the time period specified in Rule 433 under the U.S. Securities Act) filed in accordance with the U.S. Securities Act (to the extent required thereby) and, when taken together with the U.S. Final Prospectus, each such Issuer Free Writing Prospectus, did not, and as of the Closing Date and the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter specifically for use therein. Each such Issuer Free Writing Prospectus did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the U.S. Final Prospectus.

(57)

COVID-19. Except as disclosed in the Offering Documents or as mandated by or in conformity with the recommendations of a Governmental Authority, there has been no material closure, suspension or disruption to, the operations or workforce productivity of the Corporation or the Subsidiaries as a result of the COVID-19 Pandemic and, except as disclosed in the Offering Documents, any such government mandatory closures have not materially affected the Corporation or its Subsidiaries, on a consolidated basis. The Corporation has been monitoring the COVID-19 Pandemic and the potential impact on all of its operations and has put in place measures it considers reasonable and in accordance in all material respects with the recommendations of Governmental Authorities to ensure the wellness of all of its employees and surrounding communities where the Corporation and the Subsidiaries continue to operate.

Section 8    Indemnification

(1)

The Corporation shall indemnify and save harmless each of the Underwriters and their respective affiliates, and their respective directors, officers, employees and agents thereof (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against all losses (other than losses of profits), claims, actions, suits, proceedings, damages, liabilities, costs and expenses, (including the reasonable fees and expenses of the Indemnified Parties’ counsel that may be incurred in advising with respect to or defending such claim), in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities, suits, proceedings, costs or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Corporation by the Indemnified Parties or otherwise in connection with the matters referred to in this Agreement, including, whether performed before or after the execution of this Agreement by the Corporation without limitation, in any way caused by, or arising directly or indirectly from, or in consequence of:

(a)

(i) any information or statement, contained in any Offering Document, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation; (ii) any untrue statement or alleged untrue statement of a material fact contained (A) in an Offering Document, in any Issuer Free Writing Prospectus or in any “issuer information” (as defined in Rule 433(h)(2) under the U.S. Securities Act) filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or (B) in any other materials or information provided to investors by, or with the approval of, the Corporation in connection with the Offering, or (iii) the omission or alleged omission to state in any Offering Document, in any Issuer Free Writing Prospectus, in any “issuer information” (as defined in Rule 433(h)(2) under the U.S. Securities Act) filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or in any Testing-the-Waters Communication or in any other materials or information provided to investors by, or with the approval of, the Corporation in connection with the Offering, a material fact required to be stated therein or necessary to make the statements therein (in the light of the circumstances under which they were made, in the case of any prospectus) not misleading; provided, however, that the Corporation will not be liable in any such case to the extent but only to the extent that any such expenses, losses, claims, damages, liabilities, suits, proceedings, costs or actions arise out of or are based upon any such misrepresentation, untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Corporation by or on behalf of any Underwriter expressly for use therein;

(b)

the breach of, or default under, any term, condition, covenant or agreement of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or made by the Corporation in connection with the sale of the Offered Shares or the breach of any representation or warranty of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or in connection with the sale of the Offered Shares being or being alleged to be untrue, false or misleading;

(c)

any order made or inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority or any change of law or the interpretation or administration thereof which prevents or restricts the trading in or the sale of the Corporation’s securities or the distribution of the Offered Shares in any jurisdiction; or

(d)

the non-compliance or alleged non-compliance by the Corporation with any of the Applicable Securities Laws relating to or connected with the distribution of the Offered Shares, including the Corporation’s non-compliance with any statutory requirement to make any document available for inspection;

provided that, if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that the liabilities, claims, actions, suits, proceedings, losses, costs, damages or expenses resulted from the gross negligence, fraud or wilful misconduct of an Indemnified Party claiming indemnity, such Indemnified Party shall promptly reimburse to the Corporation any funds advanced to the Indemnified Party in respect of such Claim and the indemnity provided for in this Section 8 shall cease to apply to such Indemnified Party in respect of such Claim. For greater certainty, the Corporation and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Offering Document contained no misrepresentation shall constitute “gross negligence” or “wilful misconduct” for the purposes of this Section 8 or otherwise disentitle the Underwriters from indemnification hereunder.

(2)

If any claim contemplated by this Section 8 shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this Section 9 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify in writing the Corporation as soon as possible of the nature of such claim (provided that any failure to so notify in respect of any potential claim shall affect the liability of the Corporation under this Section 8 only to the extent that the Corporation is prejudiced by such failure). The Corporation shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim; provided that the defence shall be through legal counsel selected by the Corporation and acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by the Corporation or the Indemnified Party without, in each case, the prior written consent of all the Indemnified Parties affected and the Corporation. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless:

(a)	the Corporation fails to assume the defence of such suit on behalf of the Indemnified Party within a reasonable time after receiving notice of such suit;

(b)	the employment of such counsel has been authorized by the Corporation; or

(c)

the named parties to any such suit (including any added or third parties) include the Indemnified Party and the Corporation and the Indemnified Party and the Corporation shall have been advised in writing by counsel that representation of the Indemnified Party by counsel for the Corporation is inappropriate as a result of the potential or actual conflicting interests of those represented;

in each of cases (a), (b) or (c), the Corporation shall not have the right to assume the defence of such suit on behalf of the Indemnified Party, but the Corporation shall only be liable to pay the reasonable fees and disbursements of one firm of separate counsel (in addition to local counsel) for all Indemnified Parties in any jurisdiction. In no event shall the Corporation be required to pay the fees and disbursements of more than one set of counsel (in addition to local counsel) for all Indemnified Parties in respect of any particular claim or set of claims in one jurisdiction. No settlement may be made by an Indemnified Party without the prior written consent of the Corporation, which consent will not be unreasonably withheld.

(3)	To the extent that any Indemnified Party is not a party to this Agreement, the Underwriters hold the right and benefit of this section in trust for and on behalf of such Indemnified Party.

(4)

The Corporation shall not, without the prior written consent of the Indemnifying Parties, effect any settlement or compromise of, or consent to the entry of judgment with respect to, any pending or threatened claim, investigation, action or proceeding in respect of which indemnity or contribution may be or could have been sought by an Indemnified Party hereunder unless such settlement, compromise or judgment (i) includes an unconditional release of the Indemnified Parties from all liability arising out of such claim, investigation, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or any failure to act, by or on behalf of any Indemnified Party.

Section 9    Contribution

(1)

In order to provide for just and equitable contribution in circumstances in which the indemnity provided in Section 8 hereof would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Underwriters and the Corporation shall contribute to the aggregate of all claims, damages, liabilities, costs and expenses and all losses (other than losses of profits or consequential damages) of the nature contemplated in Section 8 hereof and suffered or incurred by the Indemnified Parties in proportions as is appropriate to reflect: (i) as between the Corporation and the Underwriters, the relative benefits received by the Underwriters, on the one hand (being the Underwriting Fee), and the relative benefits received by the Corporation, on the other hand (being the net proceeds of the Offering, before expenses) from the Offering; and (ii) as between the Corporation and the Underwriters, the relative fault of the Corporation, on the one hand, and the Underwriters, on the other hand; provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Fee or any portion thereof actually received. However, no party who has been determined by a court of competent jurisdiction in a final, non-appealable judgement to have engaged in any fraud, fraudulent misrepresentation or gross negligence shall be entitled to claim contribution from any person who has not been so determined to have engaged in such fraud, fraudulent misrepresentation, gross negligence or wilful misconduct.

(2)

The rights to contribution provided in this Section 9 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law provided that Section 9(1) hereof shall apply, mutatis mutandis, in respect of such other right.

(3)

Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against the other party under this section, notify such party from whom contribution may be sought. In no case shall such party from whom contribution may be sought be liable under this Agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this Section 9, except to the extent such party is materially prejudiced by the failure to receive such notice. The right to contribution provided in this Section 9 shall be in addition to, and not in derogation of, any other right to contribution that the Underwriters or the Corporation may have by statute or otherwise by law. The obligations of the Underwriters to contribute pursuant to this Section 9 are several in proportion to the number of Offered Shares to be purchased by each of the Underwriters hereunder and not joint.

Section 10    Covenants of the Corporation

(1)	The Corporation covenants and agrees with the Underwriters that:

(a)

the Corporation will advise the Underwriters, promptly after receiving notice thereof, of the time when each Offering Document or Issuer Free Writing Prospectus has been filed, when any Dual Prospectus Receipt has been obtained and when the Registration Statement becomes effective, and will provide evidence satisfactory to the Underwriters of each such filing and a copy of each such Dual Prospectus Receipt;

(b)

between the date hereof and the date of completion of the Distribution of the Offered Shares, the Corporation will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i)

the issuance by any Canadian Securities Commission or the SEC of any order suspending or preventing the use of any of the Offering Documents or any Issuer Free Writing Prospectus, including without limitation the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement, or, to the knowledge of the Corporation, the threatening of any such order;

(ii)

the issuance by any Canadian Securities Commission, the SEC, the TSX or the NYSE of any order having the effect of ceasing or suspending the Distribution of the Common Shares or the trading in any securities of the Corporation, or of the institution or, to the knowledge of the Corporation, threatening of any proceeding for any such purpose; or

(iii)	any requests made by any Canadian Securities Commission or the SEC for amending or supplementing any of the Offering Documents or any Issuer Free Writing Prospectus or for additional information;

and the Corporation will use its best efforts to prevent the issuance of any order referred to in subparagraph (b)(i) above or subparagraph (b)(ii) above and, if any such order is issued, to obtain the withdrawal thereof at the earliest possible time;

(c)

the Corporation will use its best efforts to obtain the conditional listing of the Offered Shares on the TSX by the Closing Time, subject only to customary listing conditions, and the Corporation will use its best efforts to have the Offered Shares listed and admitted and authorized for trading on the NYSE by the Closing Time;

(d)

as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the U.S. Securities Act), the Corporation will make generally available to its security holders and to the Underwriters an earnings statement or statements of the Corporation and its subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 under the U.S. Securities Act; and

(e)	the Corporation will use the net proceeds from the Offering as described in the Final Canadian Prospectus.

(2)

Prior to the completion of the Distribution of the Offered Shares, the Corporation will file all documents required by it to be filed with or furnished to the Canadian Securities Commissions and the SEC pursuant to Applicable Securities Laws.

(3)

If at any time following the distribution of any Written Testing-the-Waters Communication and prior to the distribution of the Prospectuses there occurred or occurs an event or development as a result of which such Written Testing-the-Waters Communication included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Corporation will promptly notify the Underwriters and will promptly amend or supplement, at its own expense, such Written Testing-the-Waters Communication to eliminate or correct such untrue statement or omission.

(4)

Except as contemplated by this Agreement, the Corporation will not, without the prior written consent of BMO and Canaccord (not to be unreasonably withheld) on behalf of the Underwriters, directly or indirectly issue, offer, pledge, sell, contract to sell, contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares or enter into any agreement or arrangement under which the Corporation would acquire or transfer to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, during the period from the date hereof and ending 90 days following the Closing Date; provided that, notwithstanding the foregoing, the Corporation may (i) issue Common Shares or securities convertible into Common Shares pursuant to an equity compensation plan in effect on the date hereof; and (ii) issue Common Shares issuable pursuant to rights or obligations under agreements, securities or instruments outstanding on the date hereof. In addition, until the expiry of such 90 day period, the Corporation shall not file a prospectus under Canadian Securities Laws or a registration statement under the U.S. Securities Act in connection with any transaction by the Corporation or any person that is prohibited pursuant to the foregoing, except as pursuant to the Offering and for registration statements on Form S-8 relating to employee benefit plans or a base shelf prospectus under applicable Canadian Securities Laws and under the 1933 Act.

Section 11    All Terms to be Conditions

The Corporation agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation. Any breach or failure to comply with any of the conditions set out in this Agreement shall entitle the Underwriters to terminate their obligation to purchase the Offered Shares, by written notice to that effect given to the Corporation at or prior to the Closing Time or the Option Closing Time, as applicable. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by the Underwriters.

Section 12    Termination by Underwriters

(1)

Each Underwriter shall also be entitled to terminate its obligation to purchase the Offered Shares by written notice to that effect to the Corporation at or prior to the Closing Time or the Option Closing Time, as applicable, if:

(a)

there should occur any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or control of the Corporation or a change in any material fact (other than a material fact related solely to any of the Underwriters as provided by the Underwriters in writing in connection with and solely for the purposes of inclusion in the Offering Documents), or the Underwriters become aware of any undisclosed material information (other than information related solely to any of the Underwriters as provided by the Underwriters in writing in connection with and solely for the purposes of inclusion in the Offering Documents), which in the opinion of an Underwriter, acting reasonably, could be expected to have a material adverse effect on the market price or value of the Offered Shares;

(b)

there should develop, occur or come into effect or existence, or be announced, any event, action, state, condition or major financial occurrence, catastrophe, accident, natural disaster, public protest, war or act of terrorism of national or international consequence or any new law or regulation or a change thereof or other occurrence of any nature whatsoever (including the COVID-19 Pandemic, to the extent that there is any material adverse development related thereto after February 25, 2021 or similar event or the escalation thereof) which, in the opinion of an Underwriter, acting reasonably, seriously adversely effects, or involves, or is expected to seriously adversely effect, or involve, financial markets in Canada or the United States generally or the business, operations, assets, liabilities (contingent or otherwise), capital or control of the Corporation;

(c)

there should occur or commence or be announced or threatened any inquiry, action, suit, investigation or other proceeding (whether formal or informal) or any order or ruling is issued under or pursuant to any statute of Canada or the United States or of any province or territory of Canada, or state of the United States (including, without limitation, the Commission, the securities regulatory authority in each of the other Qualifying Jurisdictions, the TSX, NYSE or the SEC) (other than any such inquiry, action, suit, investigation or other proceeding or order relating solely to any of the Underwriters), which in the reasonable opinion of an Underwriter would be expected to operate to prevent or materially restrict trading in or distribution of the Offered Shares or would have a material adverse effect on the market price or value of the Offered Shares; or

(d)	the Corporation is in breach of any term, condition or covenant of this Agreement or any representation or warranty given by the Corporation in this Agreement becomes false.

(2)

If this Agreement is terminated by any of the Underwriters pursuant to Section 12(1), there shall be no further liability on the part of such Underwriter or of the Corporation to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Section 8, Section 9 and Section 16.

(3)

The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 12 shall not be binding upon the other Underwriters.

Section 13    Closing

The closing of the purchase and sale of the Firm Shares herein provided for shall be completed at 8:00 a.m. (E.S.T.) on March 11, 2021, or such other date and/or time as may be agreed upon in writing by the Corporation and the Underwriters, but in any event not later than 42 days following the date of a final receipt for the Canadian Final Prospectus (respectively, the “Closing Time” and the “Closing Date”), virtually or at such other place agreed to by the Corporation and the Underwriters. In the event that the Closing Time has not occurred on or before the date which is 42 days following the date of a final receipt for the Canadian Final Prospectus, this Agreement shall, subject to Section 12(2) hereof, terminate.

Section 14    Conditions of Closing and Option Closing

(1)

The obligations of the Underwriters under this Agreement are subject to the accuracy of the representations and warranties of the Corporation contained in this Agreement both as of the date of this Agreement, the Closing Time and the Option Closing Time, the performance by the Corporation of its obligations under this Agreement and receipt by the Underwriters, at the Closing Time or Option Closing Time, as applicable, of:

(a)

a favourable legal opinion, dated the Closing Date and Option Closing Date, as applicable, from Farris LLP, the Corporation’s Canadian counsel, as to matters of Canadian federal and provincial law (who may rely on the opinions of local counsel acceptable to them and to the Underwriters’ counsel as to matters governed by the laws of jurisdictions in Canada other than the Provinces of British Columbia), addressed to the Underwriters and the Underwriters’ counsel, such matters to be as set out in the attached Schedule “B” subject to customary limitations, assumptions and qualifications;

(b)

a favourable legal opinion, dated the Closing Date and the Option Closing Date, as applicable, from Dorsey & Whitney LLP, the Corporation’s U.S. counsel, addressed to the Underwriters, to the effect set forth in Schedule “C” (subject to customary limitations, assumptions and qualifications), which shall be accompanied by a negative assurance letter addressed to the Underwriters in customary form;

(c)

a letter, dated the Closing Date and the Option Closing Date, as applicable, from Skadden, Arps, Slate, Meagher & Flom LLP, the Underwriters’ U.S. counsel, addressed to the Underwriters, to the effect set forth in Schedule “C” (subject to customary limitations, assumptions and qualifications), which shall be accompanied by a negative assurance letter addressed to the Underwriters in customary form;

(d)

a favourable legal opinion, dated the Closing Date and Option Closing Date, as applicable, from MLT Aikins, the Corporation’s counsel, in form and substance satisfactory to the Underwriters, with respect to Corporation’s right to and ownership of the Material Properties;

(e)

certificates or evidence of registration representing, in the aggregate, the Firm Shares (and Additional Shares, if applicable) in the name of CDS or its nominee or in such other name(s) as the Underwriters shall have directed;

(f)

the auditor’s comfort letter dated the Closing Date and the Option Closing Date, as applicable, updating the comfort letter referred to in Section 5(4) above with such changes as may be necessary from the comfort letter delivered previously to bring the information therein forward to a date which is within two Business Days of the Closing Date and Option Closing Date, as applicable;

(g)	the Underwriting Fee paid in accordance with the eighth paragraph of this Agreement;

(h)

evidence satisfactory to the Underwriters that the Offered Shares shall have been (A) listed and admitted and authorized for trading on the NYSE, and (B) conditionally approved for listing on the TSX, subject only to customary listing conditions;

(i)

a certificate, dated the Closing Date and the Option Closing Date, as applicable, and signed on behalf of the Corporation, but without personal liability, by the President and Chief Executive Officer and by the Chief Financial Officer of the Corporation, or such other officers of the Corporation as may be reasonably acceptable to the Underwriters, certifying that: (i) the Corporation has complied with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by the Corporation at or prior to the Closing Time and the Option Closing Time, as applicable; (ii) all the representations and warranties of the Corporation contained herein are true and correct as of the Closing Time and the Option Closing Time, as applicable with the same force and effect as if made at and as of the Closing Time and the Option Closing Time, as applicable, after giving effect to the transactions contemplated hereby; (iii) the Corporation is a “reporting issuer” or its equivalent under the securities laws of each of the qualifying jurisdictions and eligible to use the Short Form Prospectus System under NI 44-101; (iv) there has been no material change relating to the Corporation and its Subsidiaries, on a consolidated basis, since the date hereof which has not been generally disclosed, except for the offering of the Offered Shares, and with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis; and (v) that, to the best of the knowledge, information and belief of the persons signing such certificate, after having made reasonable inquiries, no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares or any other securities of the Corporation has been issued and no proceedings for such purpose are pending or are contemplated or threatened;

(j)

at the Closing Time or Option Closing Time, as applicable, certificates dated the Closing Date or the Over-Allotment Option Closing Date, as applicable, signed on behalf of the Corporation, but without personal liability, by the Chief Executive Officer of the Corporation or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Corporation; the resolutions of the directors of the Corporation relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Firm Shares and Additional Shares, the grant of the Over-Allotment Option, the authorization of this Agreement, the listing of the Firm Shares and the Additional Shares on the TSX and NYSE and transactions contemplated by this Agreement; and the incumbency and signatures of signing officers of the Corporation;

(k)	at the Closing Time, the Corporation’s directors and officers shall each have entered into lock-up agreements, substantially in the form attached hereto as Schedule “D”;

(l)

at the Closing Time or Option Closing Time, as applicable, a certificate of status (or equivalent) for the Corporation and each of the Material Entities dated within one (1) Business Day (or such earlier or later date as the Underwriters may accept) of the Closing Date; and

(m)

such other documents as the Underwriters or counsel to the Underwriters may reasonably require; and all proceedings taken by the Corporation in connection with the issuance and sale of the Offered Shares shall be satisfactory in form and substance to the Underwriters and counsel for the Underwriters, acting reasonably.

Section 15    Over-Allotment Option

(1)

The Over-Allotment Option may be exercised by the Underwriters at any time, in whole or in part by delivering notice to the Corporation not later than 5:00 p.m. on the 30th day after the Closing Date, which notice will specify the number of Additional Shares to be purchased by the Underwriters and the date (the “Option Closing Date”) and time (the “Option Closing Time”) on and at which such Additional Shares are to be purchased. Such Option Closing Date may be the same as (but not earlier than) the Closing Date and will not be earlier than three Business Days nor later than five Business Days after the date of delivery of such notice (except to the extent a shorter or longer period shall be agreed to by the Corporation). Subject to the terms of this agreement, upon the Underwriters furnishing this notice, the Underwriters will be committed to purchase, in the respective percentages set forth in Section 21, and the Corporation will be committed to issue and sell in accordance with and subject to the provisions of this Agreement, the number of Additional Shares indicated in the notice. Additional Shares may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the Offering.

(2)

In the event that the Over-Allotment Option is exercised in accordance with its terms, the closing of the issuance and sale of that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option shall take place at the Option Closing Time virtually or at such other place as may be agreed to by the Underwriters and the Corporation.

(3)

At the Option Closing Time, the Corporation shall issue to the Underwriters that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option and deposit with CDS or its nominee, if requested by the Underwriters, the Additional Shares electronically through the non-certificated inventory system of CDS against payment of $4.50 per Additional Share by wire transfer or certified cheque payable to the Corporation or as otherwise directed by the Corporation.

(4)

Concurrently with the deliveries and payment under paragraph (3), the Corporation shall pay the Underwriting Fee applicable to the Additional Shares in the manner provided in the eighth paragraph of this letter against delivery of a receipt for that payment.

(5)	The obligation of the Underwriters to make any payment or delivery contemplated by this Section 15 is subject to the conditions set forth in Section 14.

Section 16    Expenses

The Corporation will pay all expenses and fees in connection with the Offering, including, without limitation: (i) all expenses of or incidental to the creation, issue, sale or distribution of the Offered Shares and the filing of the Offering Documents; (ii) the fees and expenses of the Corporation’s legal counsel; (iii) all costs incurred in connection with the preparation of documentation relating to the Offering; and (iv) the actual and accountable out-of-pocket expenses of the Underwriters and actual and accountable reasonable fees and disbursements of the Underwriters’ legal counsel (collectively, the “Underwriters’ Expenses”). All actual and accountable reasonable fees and expenses incurred by the Underwriters, or on their behalf, shall be payable by the Corporation immediately upon receiving an invoice therefor from the Underwriters and shall be payable whether or not an offering is completed. At the option of the Underwriters, such fees and expenses may be deducted from the gross proceeds otherwise payable to the Corporation on the closing of the Offering. Regardless of whether the transactions contemplated herein are completed or not, the Corporation will pay the Underwriters’ Expenses, as described in this Section 16. Notwithstanding anything to the contrary contained herein, the Underwriters’ Expenses payable by the Corporation hereunder shall not exceed $300,000.

Section 17    No Advisory or Fiduciary Relationship

The Corporation acknowledges and agrees that (a) the purchase and sale of the Offered Shares pursuant to this Agreement, including the determination of the Offering Price of the Offered Shares and any related discounts and commissions, is an arm’s-length commercial transaction between the Corporation, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the Offering and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Corporation or its shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of the Corporation with respect to the Offering or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Corporation on other matters) and no Underwriter has any obligation to the Corporation with respect to the Offering except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Corporation, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Corporation has consulted its own legal, accounting, regulatory and tax advisors to the extent it deems appropriate.

Section 18    Notices

Any notice to be given hereunder shall be in writing and may be given by facsimile or by hand delivery and shall, in the case of notice to the Corporation, be addressed and faxed or delivered to:

NexGen Energy Ltd.

3150 - 1021 West Hastings Street

Vancouver, B.C. V6E 0C3

Canada

Attention:	Travis McPherson, Acting Chief Financial Officer
Email:	tmcpherson@nxe-energy.ca

with a copy to (such copy not to constitute notice):

Farris LLP

25th Floor, 700 W Georgia Street

Vancouver, BC

Canada V7Y 1B3

Attention:	Ron Murray
Email:	rmurray@farris.com

and to:

Dorsey & Whitney LLP

Suite 1070 – 1095 W. Pender Street

Vancouver, B.C. V6E 2M6

Canada

Attention:	Daniel M. Miller
Email:	miller.dan@dorsey.com

and in the case of the Underwriters, be addressed and faxed or delivered to:

BMO Nesbitt Burns Inc.

Suite 1700 – 885 West Georgia Street

Vancouver, British Columbia V6C 3E8

Canada

Attention:	Carter Hohmann
Email:	carter.hohmann@bmo.com

Canaccord Genuity Corp.

2200 – 609 Granville Street

Vancouver, British Columbia V7Y 1H2

Canada

Attention:	Tom Jakubowski
Email:	tjakubowski@cgf.com

Eight Capital

100 Adelaide Street West, Suite 2900

Toronto, Ontario M5H 1S3

Canada

Attention:	John Sutherland
Email:	jsutherland@viiicapital.com

Raymond James Ltd.

5400 – 40 King Street WestToronto, Ontario M5H 3Y2

Canada

Attention:	Gavin McOuat
Email:	gavin.mcouat@raymondjames.ca

TD Securities Inc.

66 Wellington Street WestToronto, Ontario M5K 1A2

Canada

Attention:	Dorian Cochran
Email:	dorian.cochran@tdsecurities.com

Cormark Securities Inc.

Suite 1800 - 200 Bay St.

Toronto, Ontario M5J 2J2

Canada

Attention:	Tyron Breytenbach
Email:	tbreytenbach@cormark.com

Haywood Securities Inc.

700 – 200 Burrard Street

Vancouver, British Columbia V6C 3L6

Canada

Attention:	Kevin Campbell
Email:	kcampbell@haywood.com

Sprott Capital Partners LP

2600 – 200 Bay Street

Toronto, Ontario M5J 2J1

Canada

Attention:	Lisa Edwards
Email:	ledwards@sprott.com

PI Financial Corp.

1900 – 666 Burrard Street

Vancouver, British Columbia V6C 3N1

Canada

Attention:	Dan Barnholden
Email:	dbarnholden@pifinancial.com

with a copy to (such copy not to constitute notice):

Blake, Cassels & Graydon LLP

Suite 2600, Three Bentall Centre

595 Burrard Street, P.O. Box 49314

Vancouver, British Columbia V7X 1L3

Attention:	Bob Wooder and Kathleen Keilty
Email:	bob.wooder@blakes.com and kathleen.keilty@blakes.com

The Corporation and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

Section 19    Actions on Behalf of the Underwriters

The execution of the Agreement by the Underwriters shall constitute the Corporation’s authority for accepting notification of any such steps from, and for giving notice to, and for delivering the Underwriting Fee to, or to the order of, the Lead Underwriters for and on behalf of the Underwriters as specifically contemplated in this Agreement.

Section 20    Survival

The representations, warranties, obligations and agreements of the Corporation and of the Underwriters contained herein or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Shares and shall continue in full force and effect notwithstanding any subsequent disposition by the Underwriters of the Offered Shares and the Underwriters shall be entitled to rely on the representations and warranties of the Corporation contained in or delivered pursuant to this Agreement notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters’ behalf.

Section 21    Underwriters’ Obligations

(1)

Subject to the terms of this Agreement, the Underwriters’ obligations under this Agreement to purchase the Offered Shares shall be several and not joint and several and the liability of each of the Underwriters to purchase the Offered Shares shall be limited to the following percentages of the purchase price paid for the Offered Shares:

BMO Nesbitt Burns Inc.	32.0%
Canaccord Genuity Corp.	32.0%
Eight Capital	10.0%
Raymond James Ltd.	10.0%
TD Securities Inc.	5.0%
Cormark Securities Inc.	4.0%
Haywood Securities Inc.	2.5%
Sprott Capital Partners LP	2.5%
PI Financial Corp.	2.0%

(2)

If any of the Underwriters fails to purchase its applicable percentage of the Offered Shares at the Closing Time or the Option Closing Time, as the case may be, then the other Underwriters who shall be willing and able to purchase their applicable percentage of the Firm Shares or Additional Shares, as the case may be, shall have the right, but not the obligation, to purchase, on a pro rata basis, all but not less than all of the Offered Shares not purchased by the defaulting Underwriter, and to receive the defaulting Underwriter’s portion of the Underwriting Fee in respect thereof, and such non-defaulting Underwriters shall have the right, by notice to the Corporation, to postpone the Closing Date or Option Closing Date, as the case may be, by not more than three Business Days to effect such purchase. In the event that such right is not exercised, the other Underwriters that are not in default shall be relieved of all obligations to the Corporation and the Corporation shall not be obligated to sell less than all the Firm Shares or Additional Shares with respect to which the Over-Allotment Option is exercised, as the case may be, and the Corporation shall be entitled to terminate its obligations under this Agreement except for those under Section 8, Section 9 and Section 16 hereof, provided that in the case of Additional Shares, such termination shall apply only with respect to such Additional Shares and not to any Firm Shares. Nothing in this paragraph shall oblige the Corporation to sell to any or all of the Underwriters less than all of the Firm Shares or Additional Shares with respect to which the Over-Allotment Option is exercised, as applicable, or relieve from liability to the Corporation any Underwriter which shall be so in default.

Section 22    Market Stabilization

In connection with the distribution of the Offered Shares, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

Section 23    Entire Agreement

Any and all previous agreements with respect to the purchase and sale of the Offered Shares, whether written or oral, are terminated and this Agreement constitutes the entire agreement between the Corporation and the Underwriters with respect to the purchase and sale of the Offered Shares.

Section 24    Governing Law

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of British Columbia and the federal laws of Canada applicable therein.

Section 25    Time of the Essence

Time shall be of the essence of this Agreement. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

- REMAINDER OF PAGE INTENTIONALLY BLANK -

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning the same to us on or before February 25, 2021.

Yours truly,

BMO NESBITT BURNS INC.		CANACCORD GENUITY CORP.

By:	/s/ Carter Hohmann	By:	/s/ Tom Jakubowski
Name:	Carter Hohmann	Name:	Tom Jakubowski
Title:	Managing Director	Title:	Managing Director

EIGHT CAPITAL		RAYMOND JAMES LTD.

By:	/s/ John Sutherland	By:	/s/ Gavin McOuat
Name:	John Sutherland	Name:	Gavin McOuat
Title:	Managing Director	Title:	Senior Managing Director, Head of Mining & Metals

TD SECURITIES INC.

By:	/s/ Dorian Cochran
Name:	Dorian Cochran
Title:	Managing Director

CORMARK SECURITIES INC.

By:	/s/ Tyron Breytenback
Name:	Tyron Breytenbach
Title:	Managing Director, Investment Banking

HAYWOOD SECURITIES INC.		SPROTT CAPITAL PARTNERS LP by its general partner SPROTT CAPITAL PARTNERS GP INC.

By:	/s/ Kevin Campbell	By:	/s/ David Wargo
Name:	Kevin Campbell	Name:	David Wargo
Title:	Managing Director, Investment Banking	Title:	Managing Director & Head of Investment Banking

PI FINANCIAL CORP.

By:	/s/ Dan Barnholden
Name:	Dan Barnholden
Title:	Managing Director and Head of Investment Banking

The foregoing is in accordance with our understanding and is accepted by us.

NEXGEN ENERGY LTD.

By:	/s/ Leigh Curyer
Name:	Leigh Curyer
Title:	Chief Executive Officer

By:	/s/ Travis McPherson
Name:	Travis McPherson
Title:	Senior Vice President, Corporate Development

SCHEDULE “A”

MATERIAL ENTITIES

Name	Jurisdiction of Incorporation	Par Value per Share	Authorized Share Capital	Issued and Outstanding Shares

A-1

SCHEDULE “B”

MATTERS TO BE ADDRESSED IN THE CORPORATION’S

CANADIAN COUNSEL OPINION

(a)

the Corporation is a “reporting issuer”, or its equivalent, in each of the Qualifying Jurisdictions and it is not listed as in default of any requirement of the Applicable Securities Laws in any of the Qualifying Jurisdictions;

(b)	the Corporation is a validly existing company and in good standing with respect to the filing of annual reports with the British Columbia Register of Companies;

(c)

(i) the incorporation and existence of each Material Entity under the laws of its jurisdiction of incorporation, (ii) as to the registered ownership of the issued and outstanding shares of each Material Entity, and (iii) that each Material Entity has all requisite corporate power under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and own its properties;

(d)

the Corporation has all necessary corporate power and capacity to carry on its business as now conducted and to own, lease and operate its property and assets and the Corporation has the requisite corporate power and capacity to execute and deliver this Agreement and to carry out the transactions contemplated hereby;

(e)	the Corporation has all necessary corporate power and capacity: (i) to issue and sell the Firm Shares and the Additional Shares; and (ii) to grant the Over-Allotment Option;

(f)	the authorized and issued capital of the Corporation;

(g)

the statements in the Registration Statement under “Part II – Information Not Required to be Delivered to Offerees or Purchasers – Indemnification of Directors and Officers” insofar as such statements summarize legal matters or documents discussed therein, are fair summaries of such legal matters or documents in all material respects.

(h)	the attributes attaching to the Offered Shares are consistent and conform with the description under “Description of the Securities Being Distributed” in the Canadian Final Prospectus;

(i)

all necessary corporate action having been taken by Corporation to authorize the execution and delivery of this Agreement and the performance by the Corporation of its obligations hereunder and to authorize the issuance, sale and delivery of the Firm Shares and Additional Shares and the grant of the Over-Allotment Option;

(j)	the Offered Shares have been duly allotted and validly issued as fully-paid and non-assessable Common Shares in the capital of the Corporation upon full payment therefor and the issue thereof;

(k)

if applicable, the form and terms of the definitive certificate representing the Common Shares have been approved by the directors of the Corporation and comply in all material respects with the Business Corporations Act (British Columbia), the Notice of Articles and Articles of the Corporation and the rules, policies and by-laws of the TSX;

(l)

if applicable, the delivery of the Offered Shares in electronic form does not conflict with the Business Corporations Act (British Columbia) or the Articles of the Corporation and the rules, policies and by-laws of the TSX;

(m)

all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Canadian Preliminary Prospectus, the Canadian Final Prospectus, any Supplementary Material and any Marketing Documents and the filing thereof with the Commissions;

(n)

this Agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to customary limitations and qualifications including, but not limited to, bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law;

(o)

the execution and delivery of this Agreement, the fulfillment of the terms thereof by the Corporation, the offering, issuance, sale and delivery of the Firm Shares and the Additional Shares, and the grant of the Over-Allotment Option do not and will not conflict with any of the terms, conditions or provisions of the Notice of Articles and Articles of the Corporation, any resolutions of the shareholders or directors (or any committee thereof) of the Corporation or any applicable corporate or securities laws of British Columbia or federal laws applicable therein;

(p)

Computershare Investor Services Inc. is the duly appointed registrar and transfer agent for the Common Shares of the Corporation and Computershare Trust Company, N.A. is the duly appointed co-transfer agent for the Common Shares in the United States;

(q)

all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each Qualifying Jurisdiction have been obtained to qualify the distribution of the Offered Shares in each of the Qualifying Jurisdictions through persons who are registered under Applicable Securities Laws and who have complied with the relevant provisions of such applicable laws;

(r)	subject only to the Standard Listing Conditions, the Offered Shares have been conditionally listed or approved for listing on the TSX; and

(s)

as to the accuracy of the statements under the headings “Eligibility For Investment”, “Certain Canadian Federal Income Tax Considerations” and “Statutory Rights of Withdrawal and Rescission” in the Canadian Final Prospectus.

SCHEDULE “C”

MATTERS TO BE ADDRESSED IN THE CORPORATION’S

U.S. COUNSEL OPINION

(a)    The Registration Statement became effective upon its filing with the SEC at ● [a.m.]/[p.m.] (New York City time) on ●, 2021 pursuant to Rule 467(a) under the U.S. Securities Act; and based on a review of the SEC’s website, no order suspending the effectiveness of the Registration Statement has been issued and no proceeding for that purpose or pursuant to Section 8A of the U.S. Securities Act against the Corporation or in connection with the Offering is pending or, to the knowledge of such counsel, threatened by the SEC.

(b)    The Registration Statement, at the time it became effective, and the U.S. Final Prospectus, as of its date, appear on their face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act (in each case other than the financial statements, financial statement schedules and other financial data and technical information and data included or incorporated by reference in or omitted from either of them, as to which such counsel need express no opinion); and the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act.

(c)    The execution, delivery and performance by the Corporation of this Agreement, the compliance by the Corporation with the terms thereof, the issuance and sale of the Offered Shares being delivered on the Closing Date or the Option Closing Date, as the case may be, and the consummation of the transactions contemplated by this Agreement will not violate any Applicable Law (as defined below) (except that such counsel need express no opinion with respect to state securities laws, statutes, rules or regulations or the anti-fraud provisions of the securities laws of any applicable jurisdiction) or, to the knowledge of such counsel, any judgment, order or regulation of any Government Authority set forth in Schedule A to such counsel’s opinion.

(d)    No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made (other than as required by any state securities laws, as to which we express no opinion) is required on the part of the Corporation under any Applicable Law for the issuance or sale of the Offered Shares or the performance by the Corporation of its obligations under the Underwriting Agreement. For purposes of this opinion, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America. For purposes of this opinion, the term “Applicable Law” means those laws, rules and regulations of the United States of America and the State of New York, in each case which in our experience are normally applicable to the transactions of the type contemplated by the Underwriting Agreement.

C-1

(e)    The statements in the U.S. Prospectus under the heading “Certain U.S. Federal Income Tax Considerations” with respect to the tax considerations under United States federal income tax law, to the extent that they constitute summaries of United States federal statutes, rules and regulations, or portions thereof, are accurate in all material respects

(f)    After giving effect to the application of the proceeds received by the Corporation from the offering and sale of the Offered Shares as described in the U.S. Final Prospectus, the Corporation will not be required to be registered as an investment company under the United States Investment Company Act of 1940, as amended.

C-2

SCHEDULE “D”

FORM OF LOCK-UP AGREEMENT

●, 2021

BMO Nesbitt Burns Inc.

Canaccord Genuity Corp.

Eight Capital

Raymond James Ltd.

TD Securities Inc.

Cormark Securities Inc.

Haywood Securities Inc.

Sprott Capital Partners LP

PI Financial Corp.

Re: NexGen Energy Ltd. - Lock-Up Agreement

The undersigned, a director or officer of NexGen Energy Ltd. (the “Corporation”), understands that BMO Nesbitt Burns Inc. (“BMO”) and Canaccord Genuity Corp. (“Canaccord”) (together, the “Lead Underwriters”) and Eight Capital, Raymond James Ltd., TD Securities Inc., Cormark Securities Inc., Haywood Securities Inc., Sprott Capital Partners LP, and PI Financial Corp. (collectively, with the Lead Underwriters, the “Underwriters”) have entered into an underwriting agreement with the Corporation providing for a public offering in Canada and the United States (the “Offering”) of common shares of the Corporation. The undersigned also acknowledges that the Underwriters have requested that the undersigned enter into this agreement as a condition of completion of the Offering and that, in consideration of the Offering and for other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged by the undersigned, the undersigned has agreed to enter into this agreement (the “Lock-Up Agreement”) in favour of the Underwriters.

The undersigned represents and agrees that during the period beginning from the date hereof and ending 90 days from the closing date of the Offering (the “Lock-Up Period”), he or she shall not (and shall cause its affiliates not to) directly or indirectly, offer, sell, contract to sell, transfer, assign, pledge, grant any option to purchase, make any short sale or otherwise dispose of or monetize any common shares of the Corporation, or any options or warrants to purchase any common shares of the Corporation, or any securities convertible into, exchangeable for, or that represent the right to receive, common shares of the Corporation, now owned directly or indirectly by the undersigned, or under control or direction of the undersigned or with respect to which the undersigned has beneficial ownership as set out in Appendix “1” attached hereto (collectively, the “Undersigned’s Securities”), or subsequently acquired, directly or indirectly by the undersigned, or under control or direction of the undersigned or with respect to which the undersigned acquires beneficial ownership (together with the Undersigned’s Securities, the “Locked-up Securities”) or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Locked-up Securities (regardless of whether any such arrangement is to be settled by the delivery of securities of the Corporation, securities of another person, cash or otherwise) or agree to do any of the foregoing or publicly announce any intention to do any of the foregoing.

D-1

Notwithstanding the foregoing, the undersigned may offer, sell, contract to sell, transfer, assign, pledge, grant an option to purchase, make any short sale or otherwise dispose of any of the Locked-up Securities, or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Locked-up Securities, whether directly or indirectly, during the Lock-Up Period:

1.	with the prior written consent of BMO and Canaccord, such consent not to be unreasonably withheld;

2.

without the consent of BMO and Canaccord, in order for the undersigned to sell, transfer or tender the Locked-up Securities (or any of them) to a bona fide take-over bid made to all holders of common shares of the Corporation or in connection with a merger, business combination, arrangement, consolidation, reorganization, restructuring or similar transaction (a “reorganization”) involving the Corporation; provided, however, that in such case it shall be a condition of the sale, transfer or tender that if such take-over bid or reorganization is not completed during the Lock-Up Period, any Locked-up Securities subject to this Lock-Up Agreement shall remain subject to the restrictions herein; or

3.

without the consent of BMO and Canaccord, where the undersigned exercises any options or warrants provided that any underlying securities issued by the Corporation on such exercise remain part of the Locked-up Securities for purposes of this Lock-Up Agreement, except that with respect to those currently granted and outstanding options and warrants that expire during the Lock-Up Period the disposition of Common Shares to fund the exercise of such options or warrants.

The undersigned understands that the Corporation and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the Offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s legal representatives, successors, and assigns, and shall enure to the benefit of the Corporation, the Underwriters and their legal representatives, successors and assigns. This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and the parties hereto hereby agree to attorn to the non-exclusive jurisdictions of the court of the Province of British Columbia in connection with any dispute or claim hereunder.

DATED this ● day of ●, 2021

[NAME OF SHAREHOLDER]

Per:
Name:
Title:
I have authority to bind the Corporation.

D-2

Appendix “1” to the Lock-Up Agreement

UNDERSIGNED’S CURRENT SECURITY HOLDINGS OF

NEXGEN ENERGY LTD.

The undersigned hereby confirms that the undersigned owns, directly or indirectly, or has control or direction over the following securities of the Corporation:

Common Shares:
Options:
Warrants:

D-3